UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of

the second quarter 2023 results of Equinor ASA.

Equinor second quarter 2023

Equinor second quarter 2023
Equinor delivered adjusted earnings* of USD 7.54 billion and USD 2.25 billion after tax in the second
quarter of 2023. Net operating income was USD 7.05 billion, and net income was USD 1.83 billion.
Financial and operational performance
●
Solid earnings and cashflow from operations, reflecting lower prices
●
Strong liquids production
●
NCS gas production impacted by planned maintenance and shutdown at Hammerfest LNG and

Nyhamna
●
High tax and capital distribution payments reflecting strong 2022 results
Strategic progress
●
Increased capacity at Johan Sverdrup
●
Final investment decision for BM-C-33 in Brazil
●
Acquisition of Rio Energy (announced in July) and closing of Suncor and Wellesley transactions
Competitive capital distribution
●

Ordinary cash dividend of USD 0.30 per share, continued extraordinary cash dividend of USD 0.60 per share and third tranche of
share buy-back USD 1.67 billion.

Anders Opedal, president and CEO of Equinor ASA:

“Equinor delivered solid earnings in a quarter affected by turnarounds and energy prices down from the extraordinary levels last year.
We have increased the production capacity on Johan Sverdrup and achieved record production from the field. Our international
portfolio had strong production in the quarter. We continue with significant capital distribution and expect a total distribution of 17 billion dollars in 2023.”
“In the quarter we made good progress on our project portfolio. Together with our partners, we took the final investment decision on the BM-C-33 project in Brazil. Development of two subsea tie-back fields on the NCS were approved, both are expected to quickly
contribute to new production to the market with low costs and emissions from production.

Last week we entered into an agreement to
acquire the renewables company Rio Energy, and we expect first power from Dogger Bank during the summer.”
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
7,051 12,517 17,733 (60%) Net operating income/(loss) 19,569 36,125 (46%)
7,543 11,973 17,566 (57%) Adjusted earnings*
1)
19,516 35,435 (45%)
1,829 4,966 6,762 (73%) Net income/(loss) 6,795 11,476 (41%)
2,246 3,514 5,283 (57%) Adjusted earnings after tax*
1)
5,760 10,770 (47%)
1,857 14,871 8,520 (78%) Cash flows provided by operating activities 16,728 24,291 (31%)
(356) 9,716 9,680 N/A Cash flow from operations after taxes paid* 9,360 25,428 (63%)
(10,758) 4,201 6,628 N/A Net cash flow* (6,558) 19,317 N/A
Operational information

70.3 73.8 106.9 (34%) Group average liquids price (USD/bbl) [1] 71.9 102.0 (30%)
1,994 2,130 1,984 1% Total equity liquids and gas production (mboe per day) [4] 2,062 2,045 1%
947 1,163 325 >100% Total power generation (GWh) Equinor share 2,110 837 >100%
345 524 325 6% Renewable power generation (GWh) Equinor share 869 837 4%

Equinor second quarter 2023

Twelve months average per Full year
Health, safety and the environment Q2 2023 2022
Serious incident frequency (SIF) 0.3 0.4
First half First half
Health, safety and the environment 2023 2022
Upstream CO
2

intensity (kg CO
2
/boe) 6.8 6.8
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e) 5.8 5.4
30 June 31 December %-point
Net debt to capital employed adjusted* 2023 2022 change
Net debt to capital employed adjusted* (35.1%) (23.9%) (11.2)
Dividend
(USD per share) Q2 2023 Q1 2023 Q2 2022
Ordinary cash dividend per share 0.30 0.30 0.20
Extraordinary cash dividend per share 0.60 0.60 0.50
In the first six months of 2023 Equinor settled shares in the market under the share buy-back programmes of USD 0.9 billion and USD
3.6 billion for the Norwegian government’s share of the 2022 programme and the first tranche of the 2023 programme.
*
For items marked with an asterisk throughout this report, see

Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial measures’ in the
Supplementary disclosures.

Equinor second quarter 2023

Production and operations
Equinor delivered total equity production of 1,994 mboe per day for the second quarter, slightly above the 1,984 mboe per day in the
same quarter of 2022. Increased capacity for Johan Sverdrup to 755,000 boe per day, and high production from the Peregrino field in
Brazil contributed to the strong liquids production in the quarter. This was partially offset by gas production on the NCS reduced by planned maintenance,

the temporary shutdown of Hammerfest LNG and fields connected to the third-party operated Nyhamna gas
process facility.
Power production from renewable energy sources was 345 GWh in the quarter, up from 325 GWh for the same quarter last year. The increase was mainly driven by production from the floating wind farm Hywind Tampen on the NCS and new solar plants in Poland.
Including gas-to-power production in the UK, total power production ended at 947

GWh for the quarter.
Strategic and industrial progress
Equinor progressed the project portfolio with the final investment decision for the BM-C-33 project in Brazil and received approval for
the development of the subsea tie-back fields Irpa and Verdande on the NCS.
Equinor completed 7 exploration wells offshore with 3 commercial discoveries in the quarter.

10 wells were ongoing at the quarter
end.
At the world’s largest offshore wind farm Dogger Bank in the UK, the first turbine components are being loaded out and first power is
expected during summer. Full commercial production for Dogger Bank A is expected in third quarter 2024.
Equinor continues to develop low-carbon value chains in collaboration with industrial partners. In the quarter Equinor agreed with
Engie to cooperate and explore co-investments in decarbonised thermal power production in France, Belgium and the Netherlands.
Solid financial results impacted by lower prices
Equinor realised a price for piped gas to Europe of USD 11.5 per mmbtu and realised liquids price was USD 70.3 per bbl, down by
58% and 34%, respectively, compared to the second quarter 2022.
Equinor delivered solid adjusted earnings*

at USD 7.54 billion and USD 2.25 billion after tax. This is down from the same quarter last
year mainly due to the lower prices for liquids and gas.
The Marketing, Midstream & Processing (MMP) segment delivered solid results, in the upper half of the updated guided range for
adjusted earnings* of 400-800 million, in a market characterised by lower prices and volatility than the same quarter last year. The
result was driven by crude and gas trading and optimisation.
Cash flow provided by operating activities before taxes paid and working capital items amounted to USD

10.5 billion for the second
quarter. Based on the strong 2022 earnings Equinor paid two NCS tax instalments, totalling at USD 10 billion. In the second half of the
year NCS tax instalments are related to expected 2023 results and consist of three instalments of around USD

3.75 billion
(1)
, of which
one is to be paid in the third quarter.
Organic capital expenditure* was USD 2.29 billion for the quarter, and total capital expenditures were USD 4.35 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 10.8 billion for the second quarter.
Equinor maintains a strong financial position with adjusted net debt to capital employed ratio* at negative 35.1% by the end of the
second quarter, from negative 52.3% at the end of the first quarter of 2023.
Competitive capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend
of USD 0.60 per share for the second quarter of 2023, in line with communication at the

Capital Markets Update in February.
Expected total capital distribution for 2023 is around USD 17 billion, including a share buy-back programme of USD 6 billion. The
board of directors has decided to initiate a third tranche of the share buy-back programme for 2023 of USD 1.67 billion. The third
tranche will commence on 27 July and end no later than 26 October 2023.
The second tranche of the share buy-back programme for 2023 was completed on 12 July 2023 with a total value of around USD 1.67
billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.

Equinor second quarter 2023

(1)

NOK 37.5 bn, USD estimate based on a USD/NOK exchange

rate assumption of 10.

Equinor second quarter 2023

GROUP REVIEW
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
22,872 29,224 36,459 (37%) Total revenues and other income 52,096 72,852 (28%)
23,133 28,520 36,292 (36%) Adjusted total revenues and other income*
1)
51,653 72,881 (29%)
(15,821) (16,707) (18,727) (16%) Total operating expenses (32,527) (36,727) (11%)
(10,676) (11,262) (13,885) (23%) Adjusted purchases* [5] (21,939) (27,666) (21%)
(2,752) (2,849) (2,390) 15% Adjusted operating and administrative expenses* (5,602) (4,840) 16%
(2,232) (2,198) (2,149) 4% Adjusted depreciation, amortisation and net impairments* (4,430) (4,482) (1%)
71 (238) (301) N/A Adjusted exploration expenses* (167) (458) (64%)
7,051 12,517 17,733 (60%) Net operating income/(loss) 19,569 36,125 (46%)
7,543 11,973 17,566 (57%) Adjusted earnings*
1)
19,516 35,435 (45%)
2,842 2,051 1,713 66% Capital expenditures and Investments 4,893 4,328 13%
1,857 14,871 8,520 (78%) Cash flows provided by operating activities 16,728 24,291 (31%)
(356) 9,716 9,680 N/A Cash flows from operations after taxes paid* 9,360 25,428 (63%)
Quarters Change First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 Operational information 2023 2022 Change
1,994 2,130 1,984 1% Total equity liquid and gas production (mboe/day) 2,062 2,045 1%
1,861 2,011 1,842 1% Total entitlement liquid and gas production (mboe/day) 1,936 1,900 2%
947 1,163 325 >100% Total Power generation (GWh) Equinor share 2,110 837 >100%
345 524 325 6% Renewable power generation (GWh) Equinor share 869 837 4%
78.4 81.3 113.8 (31%) Average Brent oil price (USD/bbl) 79.8 107.6 (26%)
70.3 73.8 106.9 (34%) Group average liquids price (USD/bbl) 71.9 102.0 (30%)
10.23 17.36 25.53 (60%) E&P Norway average internal gas price (USD/mmbtu) 14.12 27.68 (49%)
1.41 2.80 6.25 (77%) E&P USA average internal gas price (USD/mmbtu) 2.22 5.21 (57%)
1) Restated. For more information, see Amended principles for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP
financial measures’ in the Supplementary disclosures.
For the items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary
disclosures.
Operations
Equinor delivers stable total production despite specific operational issues on the NCS this quarter. During the second quarter of
2023, Equinor had a 12% growth in liquid equity production, while gas equity production fell by

11% relative to the second quarter of
2022.
Liquid production growth for the international portfolio in the second quarter and first half of 2023 was mainly driven by stable and
solid contributions from the Peregrino field in Brazil which restarted in the second half of 2022 and the ramp-up of the partner
operated Vito in the US Gulf of Mexico following its start-up in the first quarter of this year. Increased production was also generated from the Cesar Tonga oil field in the USA following technical improvements made in the prior year.
On the NCS, Johan Sverdrup,

including phase two which came on stream in December 2022, has been operating at an increased plateau of 755 mboe per day during the quarter driving the positive additions to E&P Norway liquid production. Offsetting the increased liquid production, turnaround activity in the quarter primarily occurring on gas fields,

and specific operational challenges
experienced on the NCS negatively impacted gas production for E&P Norway. Two isolated events impacted gas production for the

Equinor second quarter 2023

quarter; Hammerfest LNG shutdown and postponed start-up after turnaround at the third-party operated Nyhamna facility, affecting gas production from Aasta Hansteen and Ormen Lange. The Nyhamna event reduced total gas production from the NCS this quarter
compared to the same quarter last year.
Lower price realisation, compared to extraordinary highs witnessed in the second quarter of 2022,

effectuated decreases in revenue
and total results for the second quarter and first half of 2023 compared to the prior year despite the slight increase in total production.
Solid contributions to the overall business results from the Marketing Midstream and Processing segment were driven by strong
results from crude and gas trading and optimisation. The reduction compared to the prior year is influenced by reduced market
volatility in gas and power.

Equinor continues to proactively manage increases in operating and administrative expenses arising from inflationary pressures.
Transportation costs, driven by higher volumes sold and a strong freight market, combined with increased maintenance activity and field costs, were the primary contributors to the increase in operating and administrative expenses in the quarter. The strengthening of the USD against the NOK during the quarter impacted the visibility of these increases in the reported costs. The current strengthening
on the NOK will have a future impact on our costs reported in USD.
The increase in depreciation and amortisation for the second quarter compared to 2022 is driven by an increase in production across
the international portfolio, partially offset by the divestment of a 19% ownership share in Martin Linge in the second half of 2022.
During the second quarter of 2023, E&P International capitalised USD 227 million previously expensed exploration expenses in
relation to exploration wells in Brazil BM-C-33 resulting in a reduction in exploration expenses,

and operating expenses, for the
second quarter and first half of 2023 compared to 2022.
Taxes
The reported effective tax rate was 75.2% for the second quarter of 2023 (65.8% for the second quarter of 2022) and 67.8% for the
first half of 2023 (69.0% for the first half of 2022). The movement in reported tax rates in the quarter and first half of the year has been
dependent on the relative share of income before tax from the Norwegian continental shelf.

This was higher in the second quarter of
2023 than 2022 and lower in the first half of 2023 than 2022.
The effective tax rate on adjusted earnings* of 70.2% for the second quarter of 2023 and 70.5% for the first half increased compared
to 69.9% and 69.6% in 2022 due to the recognition of the US deferred tax assets in the fourth quarter of 2022.
Cash flow, net debt and capital distribution
The significant downward movement in commodity prices from unprecedented highs in the second quarter of 2022 is the primary
driver for the reduction in cashflow provided by operating activities before taxes paid and working capital items from USD 18,066
million in the second quarter of 2022 to USD 10,485 million in the second quarter of 2023.
The last two Norwegian corporate income tax instalments relating to 2022 results were paid in the second quarter of 2023 totalling
USD 10,044 million. The increase in taxes paid of USD 5,252 million compared to taxes paid in the first quarter, was due to only one
instalment being paid in the first quarter. From the third quarter of 2023

NCS tax payments are at a reduced amount of approximately
USD 3.75 billion (NOK 37.5 billion) per instalment reflecting the lower price environment of the current year compared to 2022.
Working capital reduction of USD 2,214 million in the second quarter positively impacts cash flow

(increase of USD 1,160 million in the
second quarter of 2022).
Net cash flow* was impacted by the timing of substantial cash outflows relating to 2022 coupled with reduced inflows from lower prices
in 2023. In addition to the Norwegian corporate income tax instalments, increased outflows included dividend payments and payments
to the Norwegian state for the second, third, fourth tranche of the 2022, and first tranche of the 2023 share buy-back programme. Net
cash flow* decreased by USD 17,386 million to negative USD 10,758 million for the second quarter and USD 25,875 million to
negative USD 6,558 million for the first half of 2023.
The adjusted net debt to capital employed ratio* was negative 35.1% at the end of June 2023, an increase from negative 52.3% at the
end of March 2023. The increase mainly relates to a reduction in financial investments and a decrease in equity in the quarter due to
capital distributions.
The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend
of USD 0.60 per share for the second quarter of 2023, in line with communication at the Capital

Markets Update in February.
Expected total capital distribution for 2023 is around USD 17 billion, including a share buy-back programme of USD 6 billion. The
board of directors has decided to initiate a third tranche of the share buy-back programme for 2023 of USD 1.67 billion. The third
tranche will commence on 27 July and end no later than 26 October 2023.
The second tranche of the share buy-back programme for 2023 was completed on 12 July 2023 with a total value of around USD 1.67

Equinor second quarter 2023

billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.

Equinor second quarter 2023

OUTLOOK

●
Organic capital expenditures*

are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026
1
.
●
Production

for 2023 is estimated to be around 3% above 2022 level [6].
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply,
demand and pricing represent the most significant risks related to the foregoing production guidance.

Our future financial
performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report.

For further
information, see section Forward-looking statements.
1

USD/NOK exchange rate assumption of 10.

Equinor second quarter 2023

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Quarters Change First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 Operational information 2023 2022 Change
Prices
78.4 81.3 113.8 (31%) Average Brent oil price (USD/bbl) 79.8 107.6 (26%)
73.6 77.5 109.8 (33%) E&P Norway average liquids price (USD/bbl) 75.5 105.1 (28%)
66.6 70.7 109.2 (39%) E&P International average liquids price (USD/bbl) 68.4 102.8 (33%)
61.4 61.3 91.6 (33%) E&P USA average liquids price (USD/bbl) 61.4 87.3 (30%)
70.3 73.8 106.9 (34%) Group average liquids price (USD/bbl) [1] 71.9 102.0 (30%)
753 756 1,009 (25%) Group average liquids price (NOK/bbl) [1] 752 932 (19%)
10.23 17.36 25.53 (60%)
E&P Norway average internal gas price (USD/mmbtu)

[8]
14.12 27.68 (49%)
1.41 2.80 6.25 (77%)
E&P USA average internal gas price (USD/mmbtu)

[8]
2.22 5.21 (57%)
11.46 18.79 27.43 (58%)
Realised piped gas price Europe (USD/mmbtu)

[7]
1)
15.42 28.90 (47%)
1.46 3.24 6.51 (78%) Realised piped gas price US (USD/mmbtu) [7] 2.36 5.52 (57%)
8.2 11.3 22.8 (64%) Refining reference margin (USD/bbl) [2] 9.8 14.3 (32%)
Entitlement production (mboe per day)
645 641 576 12% E&P Norway entitlement liquids production 643 607 6%
221 231 174 27% E&P International entitlement liquids production 226 187 20%
140 129 123 14% E&P USA entitlement liquids production 135 119 13%
1,006 1,001 873 15% Group entitlement liquids production 1,004 913 10%
658 806 767 (14%) E&P Norway entitlement gas production 732 782 (6%)
24 33 36 (35%) E&P International entitlement gas production 28 37 (23%)
173 171 166 4% E&P USA entitlement gas production 172 168 2%
855 1,010 969 (12%) Group entitlement gas production 932 987 (6%)
1,861 2,011 1,842 1% Total entitlement liquids and gas production [3] 1,936 1,900 2%
Equity production (mboe per day)
645 641 576 12% E&P Norway equity liquids production 643 607 6%
290 286 260 12% E&P International equity liquids production 288 273 5%
157 144 137 14% E&P USA equity liquids production 151 132 14%
1,092 1,071 973 12% Group equity liquids production 1,082 1,012 7%
658 806 767 (14%) E&P Norway equity gas production 732 782 (6%)

Equinor second quarter 2023

38 50 46 (18%) E&P International equity gas production 44 50 (12%)
206 203 198 4% E&P USA equity gas production 204 200 2%
902 1,059 1,011 (11%) Group equity gas production 980 1,032 (5%)
1,994 2,130 1,984 1% Total equity liquids and gas production [4] 2,062 2,045 1%
Power generation
947 1,163 325 >100% Total power generation (GWh) Equinor share 2,110 837 >100%
345 524 325 6% Renewable power generation (GWh) Equinor share
2)
869 837 4%
1) Restated. Restatement due to change in

the definition of the price marker. For more information see 'End notes'.
2) Includes Hywind Tampen renewable power generation.

Equinor second quarter 2023

Health, safety and the environment
Twelve months
average per
Full year
Q2 2023 2022
Total recordable injury frequency (TRIF) 2.5 2.5
Serious Incident Frequency (SIF) 0.3 0.4
Oil and gas leakages (number of)
1)
11 8
First half First half
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.8 6.8
Absolute scope 1+2 GHG emissions (million tonnes

CO
2
e)
3)
5.8 5.4
1)

Number of leakages with rate above 0.1 kg/second

during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total

production (boe).
3)

Operational control, total scope 1 and 2 emissions

of CO
2

and CH
4.

Equinor second quarter 2023

EXPLORATION

& PRODUCTION NORWAY
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
8,282 12,044 16,712 (50%) Total revenues and other income 20,326 35,166 (42%)
8,034 12,144 16,491 (51%) Adjusted total revenues and other income* 20,178 35,154 (43%)
(2,082) (2,229) (2,231) (7%) Total operating expenses (4,310) (3,752) 15%
(888) (976) (914) (3%) Adjusted operating and administrative expenses* (1,863) (1,798) 4%
(1,064) (1,115) (1,203) (12%) Adjusted depreciation, amortisation and net impairments* (2,179) (2,624) (17%)
(80) (137) (44) 80% Adjusted exploration expenses* (217) (146) 49%
6,200 9,816 14,482 (57%) Net operating income/(loss) 16,016 31,414 (49%)
6,003 9,916 14,330 (58%) Adjusted earnings/(loss)* 15,919 30,586 (48%)
1,624 1,317 1,339 21%
Additions to PP&E, intangibles and equity accounted
investments 2,941 2,410 22%
Quarters Change Operational information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 E&P Norway 2023 2022 Change
1,304 1,448 1,343 (3%) E&P entitlement liquid and gas production (mboe/day) 1,375 1,389 (1%)
73.6 77.5 109.8 (33%) Average liquids price (USD/bbl) 75.5 105.1 (28%)
10.23 17.36 25.53 (60%) Average internal gas price (USD/mmbtu) 14.12 27.68 (49%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues
During the second quarter of 2023 liquids volumes increased 12% compared to 2022, however the gas volumes fell by 14%.

Johan Sverdrup phase 2 volumes and increased total capacity on the field made significant positive contributions

to production during
the second quarter of 2023. Sale of ownership shares in Martin Linge and Ekofisk reducing Equinor’s share of production compared to
the same quarter last year, combined with specific unplanned operational challenges experienced in the quarter, offset the increased production from Johan Sverdrup.

During the second quarter of 2023 operational challenges included Hammerfest LNG shutdown

and
a postponed start-up after turnaround on Nyhamna, impacting production from natural gas producing assets, Aasta Hansteen

and
Ormen Lange. Periodic turnaround activity during the quarter also contributed to a reduction in production levels from the second
quarter in 2022.
Gas production represents 51% of the total production which is lower than the 57% achieved in the same quarter last year. The
decrease is mainly due to production of more liquid volumes from Johan Sverdrup, planned periodic maintenance and operational
issues.

Reduced gas and liquids commodity prices from the unprecedented highs in 2022, combined with lower gas production in the period
drove a decrease in revenues in the second quarter and the first half of 2023 compared to the same period in 2022.

Equinor second quarter 2023

Operating expenses and financial results
In the second quarter and first half of 2023, higher field costs and higher environmental costs from increased CO2 quota and CO2 tax
prices combined with higher operations and maintenance costs were the main drivers for increased operating and administrative
expenses compared to the same period last year. The divestment of a 19% ownership share in Martin Linge in second half of 2022 led to a decrease in depreciation and amortisation in the first half of 2023. The development of the USD/NOK exchange rate in 2023
had a significant positive effect on the reported total operating expense.
In the first half of 2022 total operating expenses were positively impacted by net impairment reversals of USD 817 million for E&P
Norway.

Equinor second quarter 2023

EXPLORATION

& PRODUCTION INTERNATIONAL
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
1,605 1,548 1,838 (13%) Total revenues and other income 3,153 3,290 (4%)
1,599 1,555 1,956 (18%) Adjusted total revenues and other income* 3,154 3,808 (17%)
(828) (1,167) (856) (3%) Total operating expenses (1,995) (2,678) (26%)
(100) 16 (36) >100% Adjusted purchases* (84) (9) >100%
(456) (442) (373) 22% Adjusted operating and administrative expenses* (897) (796) 13%
(465) (461) (324) 44% Adjusted depreciation, amortisation and net impairments* (926) (663) 40%
173 (55) (111) N/A Adjusted exploration expenses* 118 (151) N/A
776 382 982 (21%) Net operating income/(loss) 1,158 613 89%
751 614 1,111 (32%) Adjusted earnings/(loss)* 1,365 2,189 (38%)
2,114 451 573 >100%
Additions to PP&E, intangibles and equity accounted
investments 2,565 1,199 >100%
Quarters Change Operational information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 E&P International 2023 2022 Change
328 336 306 7% E&P equity liquid and gas production (mboe/day) 332 323 3%
245 264 210 16% E&P entitlement liquid and gas production (mboe/day) 254 224 13%
83 72 95 (13%) Production sharing agreements (PSA) effects 78 99 (22%)
66.6 70.7 109.2 (39%) Average liquids price (USD/bbl) 68.4 102.8 (33%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues

Production growth in the second quarter and the first half of 2023 compared to last year, was positively impacted by the restart of production at the Peregrino field in Brazil in July 2022 and the start-up of phase 2 in October 2022. Effects from turnarounds, natural
decline in several mature fields, and Corrib divestment earlier in the year partially offset the increase in the quarter and first half of
2023. The decrease in production sharing agreements (PSA) effects was primarily caused by a decrease in production from several
fields with PSAs, combined with lower prices.

Lower prices for liquids and gas were the main drivers of the decrease in revenues in the second quarter and the first half of 2023
compared to the same periods last year. This was partially offset by the increase in entitlement production and the fair value of derivatives impacting revenues positively by USD 92 million in the first half of 2023.

Operating expenses and financial results
Total

operating expenses decreased in the second quarter and the first half of

2023 compared to last year, primarily due to reduced
exploration expenses,

affected by capitalised previously expensed exploration wells in Brazil BM-C-33 of USD 227 million. The decrease was offset by higher operations and maintenance expenses related to turnarounds in several fields,

in addition to increased

Equinor second quarter 2023

royalties and production fees driven by the restart of production at the Peregrino field. This, along with new investments contributed to
the increase in depreciation.
In the first half of 2022, net operating income was negatively impacted by impairments of USD 1,095 million,

primarily related to the
exit from Russia.
The increase in additions to PPE, intangibles and equity accounted investments is due to the acquisition of Suncor Energy UK Limited
which was closed in the second quarter of 2023.

Equinor second quarter 2023

EXPLORATION

& PRODUCTION USA
Quarters Change
Financial information
First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2
(unaudited, in USD million)
2023 2022 Change
976 1,015 1,629 (40%) Total revenues and other income 1,991 2,898 (31%)
976 1,015 1,629 (40%) Adjusted total revenues and other income* 1,991 2,898 (31%)
(772) (675) (757) 2% Total operating expenses (1,447) (782) 85%
(283) (273) (240) 18% Adjusted operating and administrative expenses* (556) (461) 21%
(445) (357) (362) 23% Adjusted depreciation, amortisation and net impairments* (801) (682) 17%
(22) (46) (146) (85%) Adjusted exploration expenses* (68) (161) (58%)
204 340 872 (77%) Net operating income/(loss) 544 2,117 (74%)
226 340 881 (74%) Adjusted earnings/(loss)* 566 1,594 (65%)
274 262 170 61% Additions to PP&E, intangibles and equity accounted investments
536 296 81%
Quarters Change Operational information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 E&P USA 2023 2022 Change
363 347 335 8% E&P equity liquid and gas production (mboe/day) 355 332 7%
313 299 289 8% E&P entitlement liquid and gas production (mboe/day) 306 287 7%
50 47 46 8% Royalties 48 46 6%
61.4 61.3 91.6 (33%) Average liquids price (USD/bbl) 61.4 87.3 (30%)
1.41 2.80 6.25 (77%) Average internal gas price (USD/mmbtu) 2.22 5.21 (57%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Production & Revenues

Increased production in the second quarter and first six months of 2023 compared to the same periods in 2022 was mainly driven by
the continued production ramp up of the Vito field in the US Gulf of Mexico after start-up in the first quarter of 2023, increased
production in the Caesar Tonga field in the US Gulf of Mexico due to new flow lines placed in service during the second half of 2022, and additional wells online in the Appalachian basin. The increase was partially offset by a natural decline in the Appalachian basin
and several mature fields in the Gulf of Mexico.
Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the significantly lower price
environment.
Operating expenses and financial results
The start-up of the Vito platform, combined with increased maintenance activity in the Appalachian basin contributed to higher
operations and maintenance expenditure for the second quarter and first half of

2023 compared to the prior year. Reduced downtime
in certain Gulf of Mexico assets relative to 2022 also contributed to this increase in cost. Depreciation and amortisation increased in

Equinor second quarter 2023

the second quarter and first half of 2023 compared to the same periods in 2022 due to increased production and added offshore and
onshore capital expenditures.

The improved proved reserves partially offset the increase.

Exploration expenses have reduced in
2023 compared to 2022 due to lower dry well expenses during the current year.

In the first half of 2022 net operating income included net impairment reversals of USD

527 million.

Equinor second quarter 2023

MARKETING, MIDSTREAM & PROCESSING
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
22,639 28,889 36,012 (37%) Total revenues and other income 51,528 71,929 (28%)
23,150 28,082 35,948 (36%) Adjusted total revenues and other income*
1)
51,232 71,540 (28%)
(22,489) (26,771) (34,556) (35%) Total operating expenses (49,260) (69,981) (30%)
(21,065) (25,344) (33,429) (37%) Adjusted purchases* [5] (46,409) (67,899) (32%)
(1,199) (1,229) (1,012) 18% Adjusted operating and administrative expenses* (2,429) (2,013) 21%
(221) (232) (221) 0% Adjusted depreciation, amortisation and net impairments* (452) (433) 4%
150 2,118 1,456 (90%) Net operating income/(loss) 2,268 1,948 16%
665 1,278 1,286 (48%) Adjusted earnings*
1)
1,942 1,195 63%
426 769 1,201 (64%) - Gas and Power
2)
1,195 988 21%
299 510 91 >100% - Crude, Products and Liquids
2)
809 325 >100%
(61) (1) (5) >100% - Other
2)
(62) (119) (48%)
65 219 253 (74%)
Additions to PP&E, intangibles and equity accounted
investments 284 518 (45%)
Quarters Change Operational information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2
Marketing, Midstream and Processing

2023 2022 Change
233.4 217.3 195.4 19% Liquids sales volumes (mmbl)
3)
450.6 407.0 11%
14.1 15.7 15.4 (9%) Natural gas sales Equinor (bcm) 29.8 32.0 (7%)
12.3 14.3 13.7 (10%) Natural gas entitlement sales Equinor (bcm) 26.6 27.8 (4%)
602 639 - N/A Power generation (GWh) Equinor share 1,241 - N/A
11.46 18.79 27.43 (58%) Realised piped gas price Europe (USD/mmbtu)
3)
15.42 28.90 (47%)
1.46 3.24 6.51 (78%) Realised piped gas price US (USD/mmbtu) 2.36 5.52 (57%)
1) Restated. For more information, see Amended principles

for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial
measures’ in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP’s adjusted

earnings has been changed to align with organisational

structure and management’s
review of performance, with retrospective effect.
3) Restated. Restatement due to a change in

definition of the price marker for realised gas

price and improved methodology for calculating liquids

Equinor second quarter 2023

sales volumes. For more information, see 'End notes'.
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Volumes, Pricing & Revenues
Liquids sales volumes were higher compared to the second quarter of 2022, due to an increase in 3rd party and equity volumes.
Compared to the second quarter of 2022, gas sales were lower due to a decrease in NCS piped gas sales, partially offset by
increased volumes from Hammerfest LNG which restarted production in the second quarter of 2022.
Conventional combined cycle gas turbine (CCGT) activities increased Equinor's share of power generation following the acquisition in
the second half of 2022 to further strengthen Equinor’s energy offering in the UK.

The realised piped gas price Europe decreased compared to the second quarter of last year due to a drop in market prices caused by
lower demand, high LNG imports and storage levels.

The realised piped gas price US decreased compared to the second quarter of last year as market prices fell due to high inventories
caused by mild temperatures.
Financial Results
During the second quarter of 2023, Gas and Power contributed positively to adjusted earnings* through geographical optimisation of
piped gas in Europe, and LNG sales. Crude, Products and Liquids achieved strong results from high margins on the sale of crudes
and products as well as gains from geographical arbitrage and capturing opportunities generated through the scale and scope of our
shipping portfolio. Adjusted earnings* in Other were negative mainly due to costs related to developing low carbon projects.

Adjusted earnings* decreased from second quarter last year, mainly caused by lower Gas and Power trading result due to lower
market volatility, however strong trading results from Crude, Products and Liquids partially offset this decrease.

Crude Products and Liquids contributed to higher adjusted earnings* compared to the first half of 2022 due to strong crude and
gasoline margins. Gas and Power increased adjusted earnings* compared to the first half of 2022 mainly due to the restarted LNG
deliveries and high clean spark spread from new assets acquired in the second half of 2022.
Net operating income includes effects from changes in fair value related to storage and commodity derivatives used to manage price
risk exposure.

Equinor second quarter 2023

RENEWABLES
Quarters Change Financial information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (unaudited, in USD million) 2023 2022 Change
8 5 3 >100% Revenues third party, other revenue and other income 14 93 (85%)
(4) (7) 12 N/A Net income/(loss) from equity accounted investments (11) 41 N/A
4 (2) 15 (72%) Total revenues and other income 2 134 (98%)
7 (4) 16 (58%) Adjusted total revenues and other income* 3 47 (94%)
(95) (87) (57) 66% Total operating expenses (182) (99) 83%
(89) (78) (56) 58% Adjusted operating and administrative expenses* (167) (97) 73%
(2) (1) (1) 71% Adjusted depreciation, amortisation and net impairments* (3) (2) 53%
(91) (89) (42) >(100%) Net operating income/(loss) (180) 35 N/A
(84) (83) (42) >(100%) Adjusted earnings* (167) (52) >(100%)
267 851 57 >100%
Additions to PP&E, intangibles and equity accounted
investments 1,119 100 >100%
Quarters Change Operational information First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 Renewables 2023 2022 Change
335 511 325 3%
Renewables power generation (GWh) Equinor

share
846 837 1%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary
disclosures.
Power generation
In the second quarter of 2023, the power generation came mainly from offshore wind farms Dudgeon, Sheringham Shoal and Arkona,
accounting for 251 GWh. Onshore renewables contributed 83 GWh, primarily from Apodi and Guañizuil

IIA projects. The slight
increase in production compared to the second quarter and the first half of 2022 was mainly driven by new production from onshore
power plants in Poland which was partly offset by lower average wind speeds for UK wind farms.
Total revenues and other income
Production starting from solar plants in Poland has driven the increase in revenue compared to the same quarter last year.

Compared
to the first half of 2022, total revenue, and other income has decreased due to the previous year divestment gains of USD 87 million
from the Dogger Bank C wind farm project in the second half of 2022.
Net

income/(loss)

from

equity

accounted

investments

decreased

in

the

second

quarter

and

the

first

half

of

2023

compared

to

the
same periods last year, mainly due to lower prices and higher project costs from projects under development as projects are maturing.
Positive contribution of USD 33

million from producing offshore wind

assets to net income for

the quarter was more than

offset by net
losses

from

projects

under

development

of

USD

37

million.

Project

expenses

have

increased

compared

to

the

second

quarter

of
2022, mainly driven by increased expenditure in Baltyk projects.
Operating expenses and financial results

Equinor second quarter 2023

Higher business development expenditure combined with increased activity levels as projects mature leading to an upward trend of
operating and administrative expenses in the second quarter and first half of 2023 compared to 2022. Maturing projects costs mainly
relates to offshore wind projects in the UK and Asia.

Net operating income decreased significantly in the first half of 2023 compared to the same period last year due to a divestment gain
on an equity accounted investment recognised in 2022 and increased development costs in

2023.

Additions to PP&E, intangibles, and equity accounted investments for the second quarter of 2023 was USD 267 million, of which, USD
43

million

additions

were

related

to

onshore

renewables,

and

USD

224

million

additions

related

to

offshore

wind

projects

mainly
related to the commercial-scale lease in California.

Equinor second quarter 2023

CONDENSED INTERIM FINANCIAL STATEMENTS
Second quarter 2023
CONSOLIDATED STATEMENT

OF INCOME
Quarters First half
Q2 2023 Q1 2023 Q2 2022 (unaudited, in USD million) Note 2023 2022
22,870 29,210 36,387 Revenues 4 52,081 72,437
11 43 51 Net income/(loss) from equity accounted investments 54 151
(9) (30) 21 Other income (39) 265
22,872 29,224 36,459 Total revenues and other income 2 52,096 72,852
(10,867) (11,235) (13,851) Purchases [net of inventory variation] (22,102) (27,361)
(2,565) (2,722) (2,200) Operating expenses 3 (5,287) (4,189)
(216) (304) (205) Selling, general and administrative expenses (520) (487)
(2,243) (2,200) (2,140) Depreciation, amortisation and net impairments (4,443) (4,158)
71 (246) (331) Exploration expenses (176) (534)
(15,821) (16,707) (18,727) Total operating expenses 2 (32,527) (36,727)
7,051 12,517 17,733 Net operating income/(loss) 2 19,569 36,125
(418) (463) (327) Interest expenses and other financial expenses (880) (593)
741 1,652 2,351 Other financial items 2,392 1,447
323 1,189 2,023 Net financial items 5 1,512 854
7,374 13,707 19,756 Income/(loss) before tax 21,081 36,979
(5,545) (8,741) (12,995) Income tax 6 (14,286) (25,503)
1,829 4,966 6,762 Net income/(loss) 6,795 11,476
1,824 4,962 6,757 Attributable to equity holders of the company 6,785 11,467

Equinor second quarter 2023

6 4 5 Attributable to non-controlling interests 10 9
0.60 1.59 2.12 Basic earnings per share (in USD) 2.20 3.57
0.60 1.59 2.11 Diluted earnings per share (in USD) 2.20 3.56
3,042 3,118 3,188
Weighted average number of ordinary shares outstanding

(in millions)
3,080 3,208
3,049 3,124 3,197
Weighted average number of ordinary shares outstanding diluted

(in millions)
3,086 3,217

Equinor second quarter 2023

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters First half
Q2 2023 Q1 2023 Q2 2022 (unaudited, in USD million) 2023 2022
1,829 4,966 6,762 Net income/(loss) 6,795 11,476
544 54 27
Actuarial gains/(losses) on defined benefit pension

plans
598 (392)
(121) (16) (6)
Income tax effect on income and expenses recognised

in OCI
1)
(137) 87
423 38 21
Items that will not be reclassified to the Consolidated

statement of income
461 (305)
(45) (1,426) (4,410) Foreign currency translation effects (1,471) (4,238)
92 (65) 0 Share of OCI from equity accounted investments 27 0
47 (1,491) (4,410)
Items that may be subsequently reclassified to

the Consolidated statement of
income (1,444) (4,238)
470 (1,453) (4,389) Other comprehensive income/(loss) (984) (4,542)
2,299 3,512 2,372 Total comprehensive income/(loss) 5,811 6,933
2,293 3,508 2,368 Attributable to the equity holders of the company 5,801 6,925
6 4 5 Attributable to non-controlling interests 10 9
1) Other comprehensive income (OCI)

Equinor second quarter 2023

CONSOLIDATED BALANCE SHEET
At 30 June At 31 December
(unaudited, in USD million) Note 2023 2022
1)
ASSETS
Property, plant and equipment 2 57,148 56,498
Intangible assets 5,665 5,158
Equity accounted investments 2,710 2,758
Deferred tax assets 8,349 8,732
Pension assets 1,379 1,219
Derivative financial instruments 430 691
Financial investments 2,810 2,733
Prepayments and financial receivables 7 814 2,063

Total non-current assets 79,303 79,851

Inventories 3,786 5,205
Trade and other receivables
2
12,340 22,452
Derivative financial instruments 1,927 4,039
Financial investments 22,910 29,876
Cash and cash equivalents
3
19,650 15,579

Total current assets 60,613 77,152

Assets classified as held for sale 3 142 1,018

Total assets 140,058 158,021

EQUITY AND LIABILITIES
Shareholders' equity 49,719 53,988
Non-controlling interests 11 1

Total equity 49,730 53,989

Finance debt 5 22,422 24,141

Equinor second quarter 2023

Lease liabilities 2,282 2,410
Deferred tax liabilities 12,940 11,996
Pension liabilities 3,255 3,671
Provisions and other liabilities 7 14,012 15,633
Derivative financial instruments 2,218 2,376

Total non-current liabilities 57,128 60,226

Trade, other payables and provisions 9,953 13,352
Current tax payable 6 12,476 17,655
Finance debt 5 4,701 4,359
Lease liabilities 1,190 1,258
Dividends payable 2,681 2,808
Derivative financial instruments 1,889 4,106

Total current liabilities 32,889 43,539

Liabilities directly associated with the assets classified

as held for sale

3 312 268

Total liabilities 90,329 104,032

Total equity and liabilities 140,058 158,021
1) Audited
2) Of which Trade receivables of USD 8.9 billion 30 June 2023 and USD 17.3 billion 31 December 2022
3) Includes collateral deposits of USD 2.0 billion

for 30 June 2023 related to certain requirements

set out by exchanges where Equinor is
participating. The corresponding figure for 31 December

2022 is USD 6.1 billion.

Equinor second quarter 2023

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2022 1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
Net income/(loss) 11,467 11,467 9 11,476
Other comprehensive
income/(loss) (305) (4,238) (4,542) (4,542)
Total comprehensive
income/(loss) 6,933
Dividends (2,551) (2,551) (2,551)
Share buy-back (22) (2,148) (2,170) (2,170)
Other equity transactions (9) (8) (2) (11)
At 30 June 2022

1,142 4,252 45,295 (9,483) 0 41,206 21 41,226
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 6,785 6,785 10 6,795
Other comprehensive
income/(loss) 461 (1,471) 27 (984) (984)
Total comprehensive
income/(loss) 5,811
Dividends (5,481) (5,481) (5,481)
Share buy-back
1)
(42) (4,543) (4,585) (4,585)
Other equity transactions (4) (4) (4)
At 30 June 2023 1,101 (1,507) 60,001 (10,326) 451 49,719 11 49,730
1) For more information see note 8 Capital distribution.

Equinor second quarter 2023

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters First half First half
Q2 2023 Q1 2023 Q2 2022 (unaudited, in USD million) Note 2023 2022
7,374 13,707 19,756 Income/(loss) before tax 21,081 36,979
2,243 2,200 2,140 Depreciation, amortisation and net impairment 4,443 4,158
(223) 91 87 Exploration expenditures written off (net) (133) 161
(197) (955) (2,821)
(Gains)/losses on foreign currency transactions and

balances
5 (1,152) (2,537)
27 233 (6) (Gains)/losses on sale of assets and businesses 3 260 (94)
(276) (324) (920)
(Increase)/decrease in other items related to operating

activities
1)
(601) (1,220)
1,213 327 3 (Increase)/decrease in net derivative financial instruments 1,540 956
627 277 59 Interest received 904 70
(303) (251) (233) Interest paid (553) (351)
10,485 15,305 18,066
Cash flows provided by operating activities before

taxes paid and working
capital items 25,789 38,122
(10,841) (5,589) (8,386) Taxes paid (16,430) (12,693)
2,214 5,155 (1,160) (Increase)/decrease in working capital 7,369 (1,137)
1,857 14,871 8,520
Cash flows provided by operating activities

16,728 24,291
(803) (252) 168 Cash (used)/received in business combinations 3 (1,055) 168
(2,842) (2,051) (1,713) Capital expenditures and investments
2)
3 (4,893) (4,328)
11,241 (5,108) (3,069) (Increase)/decrease in financial investments 6,132 (5,920)
(738) (803) 940 (Increase)/decrease in derivatives financial instruments (1,540) 1,364
(24) 63 29 (Increase)/decrease in other interest-bearing items 39 33
71 47 77 Proceeds from sale of assets and businesses
3)
3 118 651
6,905 (8,104) (3,567) Cash flows provided by/(used in) investing activities (1,199) (8,032)
(300) (2,176) 0 Repayment of finance debt (2,476) 0
(336) (332) (344) Repayment of lease liabilities (668) (661)

Equinor second quarter 2023

(2,725) (2,861) (1,310) Dividends paid (5,586) (1,893)
(4,079) (461) (304) Share buy-back (4,540) (742)
1,101 873 (2,250) Net current finance debt and other financing activities 1,974 (5,054)
(6,338) (4,958) (4,208) Cash flows provided by/(used in) financing activities (11,296) (8,350)
2,424 1,809 745 Net increase/(decrease) in cash and cash equivalents 4,233 7,910
(154) (8) (1,064) Effect of exchange rate changes on cash and cash equivalents (162) (1,334)
17,380 15,579 20,882
Cash and cash equivalents at the beginning

of the period (net of overdraft)
15,579 13,987
19,650 17,380 20,562
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
19,650 20,562
1)

The line item includes a fair value gain related to inventory of USD 851 million in the second quarter 2022.

The corresponding amount in
the second quarter 2023 was a fair value loss

of USD 214 million.
2)

In the first quarter 2022 cash inflow of USD 433

million received relating to the disposal of parts

of the interests in the Bacalhau field in
2018 (contingent consideration) was reclassified from Capital expenditures and investments to Proceeds from sale of

assets and
businesses.
3)

The line item includes cash consideration net of

cash disposed of related to the disposal of
Equinor Energy Ireland Limited at closing date
31 March 2023. See note 3 Acquisitions and disposals

for more information.

4)

At 30 June 2023 and at 31 December 2022

cash and cash equivalents net overdraft were zero.

At 30 June 2022 cash and cash
equivalents net overdrafts was USD 20 million.

Equinor second quarter 2023

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and
listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as
other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor

Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the second quarter of 2023 were authorised for issue by the board of directors on
25 July 2023.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard

34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union

(EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the Consolidated annual financial statements for 2022. IFRS as adopted by the EU differs in certain respects from
IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A description of the material accounting policies applied in preparing these condensed interim financial statements is included in
Equinor`s Consolidated annual financial statements for 2022.
There have been no changes to the material accounting policies during 2023 compared to the Consolidated annual financial
statements for 2022. When determining fair value, there have been no changes to the valuation techniques or models and Equinor
applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated
annual financial statements for 2022.
The Condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments,

estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to
be reasonable under the circumstances.

These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. See
note 2 Segments for further information about management’s future commodity price assumptions.

Equinor second quarter 2023

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are
regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P

International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN)

correspond to the operating segments. The
operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those described in these condensed interim financial statements, except for
the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset
retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external
parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets,

pension assets, non-current
financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments,

mainly
from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market
prices. The transactions are eliminated upon consolidation.
Second quarter 2023
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 59 186 75 22,514 8 19 0 22,861
Revenues inter-segment 8,223 1,394 902 135 0 8 (10,661) 0
Net income/(loss) from equity accounted
investments 0 24 0 (9) (4) 0 0 11
Total revenues and other income

8,282 1,605 976 22,639 4 27 (10,661) 22,872
Purchases [net of inventory variation] (0) (100) 0 (21,094) 0 (0) 10,327 (10,867)
Operating, selling, general and
administrative expenses (937) (436) (305) (1,172) (93) (9) 172 (2,781)
Depreciation and amortisation (1,064) (465) (445) (221) (2) (35) 0 (2,231)
Net impairment losses/(reversals)

0 0 0 (2) 0 (10) 0 (12)
Exploration expenses (80) 173 (22) 0 0 0 0 71
Total operating expenses (2,082) (828) (772) (22,489) (95) (54) 10,499 (15,821)
Net operating income/(loss) 6,200 776 204 150 (91) (26) (162) 7,051
Additions to PP&E, intangibles and equity
accounted investments 1,624 2,114 274 65 267 0 0 4,345
Balance sheet information
Equity accounted investments

3 95 0 639 1,905 66 2 2,710
Non-current segment assets

27,062 18,513 11,054 4,218 938 1,028 0 62,813

Equinor second quarter 2023

Non-current assets not allocated to
segments

13,781
Total non-current assets

79,303
Assets held for sale 142 0 0 0 0 0 0 142

Equinor second quarter 2023

First quarter 2023
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income (48) 329 61 28,767 5 66 0 29,181
Revenues inter-segment 12,092 1,209 954 82 0 9 (14,346) 0
Net income/(loss) from equity accounted
investments 0 11 0 40 (7) 0 0 43
Total revenues and other income

12,044 1,548 1,015 28,889 (2) 75 (14,346) 29,224
Purchases [net of inventory variation] (0) 16 0 (25,358) 0 (0) 14,107 (11,235)
Operating, selling, general and
administrative expenses (977) (659) (273) (1,178) (86) (133) 281 (3,025)
Depreciation and amortisation (1,115) (461) (357) (232) (1) (33) 0 (2,198)
Net impairment losses/(reversals)

0 0 0 (2) 0 0 0 (2)
Exploration expenses (137) (64) (46) 0 0 0 0 (246)
Total operating expenses (2,229) (1,167) (675) (26,771) (87) (166) 14,388 (16,707)
Net operating income/(loss) 9,816 382 340 2,118 (89) (91) 42 12,517
Additions to PP&E, intangibles and equity
accounted investments 1,317 451 262 219 851 78 0 3,179

Equinor second quarter 2023

Second quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 132 237 82 35,921 3 33 0 36,408
Revenues inter-segment 16,580 1,559 1,548 93 0 9 (19,789) 0
Net income/(loss) from equity accounted
investments 0 42 0 (2) 12 0 0 51
Total revenues and other income 16,712 1,838 1,629 36,012 15 42 (19,789) 36,459
Purchases [net of inventory variation] 0 (36) (0) (33,379) 0 (1) 19,564 (13,851)
Operating, selling, general and
administrative expenses (984) (370) (244) (956) (56) (3) 209 (2,404)
Depreciation and amortisation (1,202) (324) (362) (221) (1) (39) (0) (2,149)
Net impairment losses/(reversals)

0 9 0 0 0 0 0 9
Exploration expenses (45) (135) (151) 0 0 0 0 (331)
Total operating expenses (2,231) (856) (757) (34,556) (57) (43) 19,774 (18,727)
Net operating income/(loss) 14,482 982 872 1,456 (42) (1) (16) 17,733
Additions to PP&E, intangibles and equity
accounted investments 1,339 573 170 253 57 14 0 2,405

Equinor second quarter 2023

First half 2023
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 11 515 136 51,281 14 85 0 52,042
Revenues inter-segment 20,315 2,603 1,855 217 0 17 (25,007) 0
Net income/(loss) from equity accounted
investments 0 35 0 31 (11) 0 0 54
Total revenues and other income

20,326 3,153 1,991 51,528 2 102 (25,007) 52,096
Purchases [net of inventory variation] (0) (84) 0 (46,453) 0 (0) 24,434 (22,102)
Operating, selling, general and
administrative expenses (1,914) (1,095) (577) (2,351) (179) (142) 453 (5,806)
Depreciation and amortisation (2,179) (926) (801) (452) (3) (68) 0 (4,429)
Net impairment losses/(reversals) 0 0 0 (4) 0 (10) 0 (14)
Exploration expenses (217) 110 (68) 0 0 0 0 (176)
Total operating expenses (4,310) (1,995) (1,447) (49,260) (182) (220) 24,887 (32,527)
Net operating income/(loss) 16,016 1,158 544 2,268 (180) (118) (120) 19,569
Additions to PP&E, intangibles and equity
accounted investments 2,941 2,565 536 284 1,119 79 0 7,524

Equinor second quarter 2023

First half 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 341 298 160 71,746 93 64 0 72,702
Revenues inter-segment 34,825 2,883 2,739 182 0 19 (40,648) 0
Net income/(loss) from equity accounted
investments 0 109 0 1 41 0 0 151
Total revenues and other income 35,166 3,290 2,898 71,929 134 83 (40,648) 72,852
Purchases [net of inventory variation] 0 (9) (0) (67,668) 0 (0) 40,316 (27,361)
Operating, selling, general and
administrative expenses (1,799) (760) (465) (1,880) (97) (81) 406 (4,675)
Depreciation and amortisation (2,624) (660) (682) (433) (2) (78) 0 (4,479)
Net impairment losses/(reversals)

821 (1,033) 533 0 0 0 0 321
Exploration expenses (150) (216) (168) 0 0 0 0 (534)
Total operating expenses (3,752) (2,678) (782) (69,981) (99) (159) 40,723 (36,727)
Net operating income/(loss) 31,414 613 2,117 1,948 35 (77) 75 36,125
Additions to PP&E, intangibles and equity
accounted investments 2,410 1,199 296 518 100 70 0 4,593

Equinor second quarter 2023

Net impairments/reversal of impairments and changes to accounting assumptions
Management’s future commodity price assumptions are used for value in use impairment testing. While there are inherent
uncertainties in the assumptions, the commodity price assumptions reflect management’s best estimate of the price development over
the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such
circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy
transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s
best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets.
Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future
supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the
second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the
table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 up to and including the first
quarter of 2023 are provided in brackets.
Year

Prices in real terms
1)
2025 2030 2040 2050
Brent Blend (USD/bbl) 79 (78) 78 (78) 73 (73) 68 (68)
European gas (USD/mmBtu) - TTF 15.5 (20.9) 9.1 (9.9) 9.5 (9.4) 9.5 (9.4)
Henry Hub (USD/mmBtu) 3.6 (4.2) 4.3 (3.9) 4.3 (3.9) 4.3 (3.9)
Electricity Germany (EUR/MWh) 106 (122) 78 (74) 71 (60) 71 (60)
EU ETS (EUR/tonne) 90 (84) 105 (84) 128 (111) 150 (137)
1) Basis year 2023.
Non-current assets by country
At 30 June At 31 December
(in USD million) 2023 2022
Norway 31,423 33,242
USA 12,583 12,343
Brazil 9,831 9,400
UK 5,598 3,688
Azerbaijan 1,382 1,401
Canada 1,169 1,171
Denmark 932 497
Angola 908 895
Argentina 593 615
Algeria 544 622
Other 561 541
Total non-current assets
1)
65,523 64,414
1) Excluding deferred tax assets, pension assets

and non-current financial assets.
3 Acquisitions and disposals

Acquisitions
Acquisition of Suncor Energy UK Limited

Equinor second quarter 2023

On 30 June 2023, Equinor closed a transaction with Suncor Energy UK Holdings Ltd to acquire 100% of the shares in Suncor Energy
UK Limited for a total consideration of USD 803 million after customary adjustments for working capital. The transaction includes a
non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development
(40%). The transaction has been accounted for within the E&P International segment as a business combination, resulting in an
increase in Equinor’s property, plant and equipment of USD 1,516 million and deferred tax liabilities of USD 694 million.

The purchase
price and the purchase price allocation are preliminary.
Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar
Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps.

The cash consideration amounted to USD 252
million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed
megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an
increase of Equinor’s intangible assets of USD 423 million. The purchase price and the purchase price allocation are preliminary.
Disposals
Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy

Ireland Limited (EEIL). Prior to closing,
Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised and presented in the line item Operating
expenses in the Consolidated statement of income within the E&P International segment.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the second quarter of 2023 to the country of the legal entity
executing the sale, Norway constitutes 76%, and the USA constitutes 20% of such revenues (81% and 16%,

respectively, for the first
half of 2023). For the second quarter of 2022, Norway and the USA constituted 84% and 14% of such revenues, respectively (85%
and 12% respectively for the first half of 2022).
Revenues from contracts with customers and other revenues
Quarters First half
Q2 2023 Q1 2023 Q2 2022 (in USD million) 2023 2022
13,055 12,112 16,397 Crude oil 25,166 31,431
5,041 10,457 12,923 Natural gas 15,498 28,461
4,422 9,228 11,457

- European gas
13,650 25,808
199 397 766

- North American gas
596 1,387
419 832 699

- Other incl. Liquefied natural gas
1,251 1,266
2,368 2,477 2,531 Refined products 4,845 5,435
1,780 2,383 2,529 Natural gas liquids 4,163 5,106
395 453 310 Transportation 848 592
657 959 651 Other sales 1,616 1,768
23,295 28,841 35,342 Revenues from contracts with customers 52,136 72,793
(425) 370 1,045 Total other revenues
1)
(56) (356)
22,870 29,210 36,387 Revenues 52,081 72,437
1) Principally relates to commodity derivatives and

change in fair value less cost to sell for commodity

inventories held for trading purposes.

Equinor second quarter 2023

5 Financial items

Quarters First half
Q2 2023 Q1 2023 Q2 2022 (in USD million) 2023 2022
197 955 2,821 Net foreign currency exchange gains/(losses) 1,152 2,537
618 590 280 Interest income and other financial items 1,208 394
5 32 (224) Gains/(losses) on financial investments 37 (357)
(79) 74 (526)
Gains/(losses) other derivative financial instruments

(5) (1,126)
(418) (463) (327) Interest and other finance expenses (880) (593)
323 1,189 2,023 Net financial items 1,512 854
Equinor reports significant unrealised foreign currency gains in the first half of 2023 and in the first half of

2022, mainly related to the
strengthening of USD versus NOK. These effects are mainly due to a large part of Equinor’s operations having NOK as a functional
currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency
USD.
The increase in Interest income and other financial items in the second quarter compared to the previous quarter and the same
quarter the prior year mainly relates to higher interest rates.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of

30 June 2023, USD 2.4 billion were
utilised compared to USD 0.2 billion utilised as of 31 December 2022.
6 Income taxes
Quarters First half
Q2 2023 Q1 2023 Q2 2022 (in USD million) 2023 2022
7,374 13,707 19,756 Income/(loss) before tax 21,081 36,979
(5,545) (8,741) (12,995) Income tax (14,286) (25,503)

75.2%

63.8%

65.8%
Effective tax rate

67.8%
69.0%
The effective tax rate for the second quarter of 2023 was significantly influenced by higher share of income from the Norwegian continental shelf. The effective rate for the first half of 2023 was significantly influenced by the lower share of income before tax from
the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.
The effective tax rate for the second quarter of 2022 was primarily influenced by low share of income before tax from the Norwegian
continental shelf and positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective rate
for the first half of 2022 was primarily influenced by high share of income before tax from the Norwegian continental shelf and losses
including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with lower tax rates and with unrecognised deferred tax assets. The effective tax rate for the second quarter of 2022 and for the first half of 2022
was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

Equinor second quarter 2023

7 Provisions, commitments, contingent items and related parties
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Related parties
The line-item Trade and other receivables include a receivable from the Norwegian state under the Marketing Instruction in relation to
the state’s (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.1 billion. At year-end
2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included in the line-item
Prepayments and financial receivables. The decrease is mainly related to reduced gas storage volumes due to gas sales. A
corresponding non-current liability of USD 0.1 billion has been recognised, representing SDFI's estimated interest in the gas sales
activities in the foreign subsidiary. The estimated total non-current liabilities to SDFI amounts to USD 0.5 billion at 30 June 2023 (USD
2.1 billion at year end 2022).
8 Capital distribution
Dividend for the second quarter
On 25 July 2023, the Board of Directors resolved to declare an ordinary cash dividend for the second quarter of 2023 of USD 0.30 per
share and an extraordinary cash dividend of USD 0.60 per share. The Equinor shares will be traded ex-dividend 14 November 2023
on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 15 November 2023 and payment date will be 28 November 2023.
Share buy- back programme 2023
Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors will on a quarterly basis decide
on share buy-back tranches. The 2023 programme is up to USD 6,000 million, including shares to be redeemed from the Norwegian
State.
In February 2023, Equinor launched the first tranche of USD 1,000 million of which USD 330 million was acquired in the open market
in the first quarter 2023.
In May 2023, Equinor launched the second tranche of USD 1,667 million. USD 550 million has been recognised as a reduction in
equity due to an irrevocable agreement with a third-party, of which USD 440 million has been acquired in the open market and settled at 30 June 2023.
In order to maintain the Norwegian States ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual
general meeting on 10 May 2023. The liability to the Norwegian State of USD 3,705 million (NOK

39,071 million) was settled in June
2023.
On 25 July 2023 the Board of Directors decided to initiate a third share buy-back tranche of USD

1.667 billion for 2023 (including the
State’s share, excluding transaction costs), starting 27 July 2023 and with an end-date no later than 26 October

2023.
First half
Equity impact of share buy-back programmes (in USD million) 2023 2022
First tranche 330 330
Second tranche 550 440
Norwegian state share
1)
3,705 1,399
Total 4,585 2,169
1) Relates to the previous year programme and

first tranche of current year programme

Equinor second quarter 2023

Equinor second quarter 2023

Responsibility statement
Board and management confirmation
Today,

the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA
Condensed interim financial statements as of 30 June 2023.
To the best of our knowledge, we confirm that:
●

the Equinor ASA Condensed interim financial statements for the first half of 2023 have been prepared in accordance with IFRSs
as adopted by the European Union (EU), IFRSs as issued by the International Accounting

Standards Board (IASB) and additional
Norwegian disclosure requirements in the Norwegian Accounting Act, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the
group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the development,
performance, financial position, principle risks and uncertainties of the group, and that
●

the information presented in the Condensed interim financial statements gives a true and fair view of major related-party
transactions
Oslo, 25

July 2023
THE BOARD

OF DIRECTORS

OF EQUINOR

ASA
/s/ JON ERIK REINHARDSEN
CHAIR
/s/ ANNE DRINKWATER
DEPUTY CHAIR
/s/ HAAKON

BRUUN-HANSSEN
/s/ REBEKKA GLASSER
HERLOFSEN
/s/ HILDE

MØLLERSTAD
/s/ JONAT

HAN LEWIS
/s/ FINN BJØRN

RUYTER

/s/ TOVE

ANDERSEN
/s/ STIG LÆGREID /s/ PER MARTIN LABRÅTEN
/s/ TORGRIM

REITAN
CHIEF FINANCIAL

OFFICER
/s/ ANDERS

OPEDAL

PRESIDENT

AND CEO

Equinor second quarter 2023

SUPPLEMENTARY

DISCLOSURES

Quarters Change First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 Exchange rates 2023 2022 Change
0.0934 0.0976 0.1059 (12%) NOK/USD average daily exchange rate 0.0956 0.1095 (13%)
0.0928 0.0954 0.1004 (8%) NOK/USD period-end exchange rate 0.0928 0.1004 (8%)
10.7100 10.2439 9.4411 13% USD/NOK average daily exchange rate 10.4637 9.1327 15%
10.7712 10.4772 9.9629 8% USD/NOK period-end exchange rate 10.7712 9.9629 8%
1.0890 1.0728 1.0636 2% EUR/USD average daily exchange rate 1.0806 1.0928 (1%)
1.0866 1.0875 1.0387 5% EUR/USD period-end exchange rate 1.0866 1.0387 5%
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Equinor second quarter 2023

Equinor second quarter 2023

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
●

With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk
exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical
delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
●

With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the
forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term
forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change
brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.
These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised
treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on
other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately
reflecting the economic impact of its risk management activities.
Impact of change Q2 2022 First half 2022
MMP segment As reported Impact Restated As reported Impact Restated
Changes in fair value of derivatives (74) (159) (233) (29) (460) (489)
Periodisation of inventory hedging effect 42 136 178 (205) 315 110
Adjusted total revenues and other income 35,971 (23) 35,948 71,686 (146) 71,540
Adjusted earnings/(loss) 1,310 (23) 1,286 1,341 (146) 1,195
Adjusted earnings/(loss) after tax 259 283 542 297 591 888
Impact of change Q2 2022 First half 2022
Equinor group As reported

Impact

Restated

As reported

Impact

Restated
Changes in fair value of derivatives (34) (159) (194) 170 (460) (290)
Periodisation of inventory hedging effect 42 136 178 (205) 315 110
Adjusted total revenues and other income 36,315 (23) 36,292 73,027 (146) 72,881
Adjusted earnings/(loss) 17,590 (23) 17,566 35,581 (146) 35,435
Adjusted earnings/(loss) after tax 5,000 283 5,283 10,180 591 10,770
Effective tax rates on adjusted earnings 71.6% (1.6%) 69.9% 71.4% (1.8%) 69.6%
No other line items or segments were affected by the change.
●
Capital employed adjusted – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted
– Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of
capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.
In Equinor’s view, net debt ratio provides useful information about Equinor’s capital structure

and
financial strength.
●
Organic capital expenditures (organic investments/capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements,

amounted to USD 4.3 billion
in Q2 2023 (Q2 2022: USD 2.4 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised
lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q2 2023, a total of USD 2.1 billion
(Q2 2022: USD 0.4 billion) is excluded in the organic capital expenditures.

Forward-looking organic capital expenditures included
in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the
amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable

Equinor second quarter 2023

certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor’s investments in maintenance and development of the company’s assets.
●
Gross investments/capex

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Cashflow from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, available for investing activities, for debt servicing and distribution to
shareholders. However, cashflow from operations after taxes paid is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report.

Our definition of Cashflow from
operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.

●
Net cash flow (previously named free cash flow) - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders.

The name of the
measure was updated in the first quarter of 2023, but no changes have been made to the definition.

Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives
: In the ordinary course of business, Equinor enters into commodity derivative contracts to
manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair
value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and
purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the
first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from
adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are required to
be carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted
earnings, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect : Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of
cost or market price. Therefore, measurement differences occur in relation to the recognition of gains and losses. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023,
the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation
principles between commercial storages and derivative contracts are better aligned.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation,

early retirement, etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent,

and not
reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our definitions and use of non-GAAP financial measures, see section 5.8

Use and reconciliation of non-
GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Equinor second quarter 2023

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
second quarter of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 22,872 8,282 1,605 976 22,639 4 (10,634)
Adjusting items 261 (247) (5) - 511 2 -
Changes in fair value of derivatives 362 13 (4) - 353 - -
Periodisation of inventory hedging effect 158 - - - 158 - -
Over-/underlift (262) (260) (2) - - - -
Gain/loss on sale of assets 2 - - - - 2 -
Adjusted total revenues and other income 23,133 8,034 1,599 976 23,150 7 (10,634)
Purchases [net of inventory variation] (10,867) (0) (100) - (21,094) - 10,327
Adjusting items 191 - - - 29 - 162
Operational storage effects 29 - - - 29 - -
Eliminations 162 - - - - - 162
Adjusted purchases [net of inventory variation] (10,676) (0) (100) - (21,065) - 10,489
Operating and administrative expenses

(2,781) (937) (436) (305) (1,172) (93) 163
Adjusting items 29 50 (20) 22 (27) 4 -
Over-/underlift 6 50 (44) - - - -
Other adjustments 26 - - 22 - 4 -
Gain/loss on sale of assets 24 - 24 - - - -
Provisions (27) - - - (27) - -
Adjusted operating and administrative expenses

(2,752) (888) (456) (283) (1,199) (89) 163
Depreciation, amortisation and net impairments (2,243) (1,064) (465) (445) (223) (2) (44)
Adjusting items 11 - - - 2 - 9
Impairment 11 - - - 2 - 9
Adjusted depreciation, amortisation and net
impairments
(2,232) (1,064) (465) (445) (221) (2) (36)
Exploration expenses 71 (80) 173 (22) - - -
Adjusting items - - - - - - -
Adjusted exploration expenses 71 (80) 173 (22) - - -
Net operating income/(loss) 7,051 6,200 776 204 150 (91) (189)
Sum of adjusting items 492 (197) (25) 22 515 6 171
Adjusted earnings/(loss) 7,543 6,003 751 226 665 (84) (18)
Tax on adjusted earnings (5,297) (4,636) (332) (52) (328) 7 44
Adjusted earnings/(loss) after tax 2,246 1,366 419 173 337 (77) 26

Equinor second quarter 2023

Items impacting net operating income/(loss) in the
second quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 36,459 16,712 1,838 1,629 36,012 15 (19,748)
Adjusting items (168) (221) 118 - (64) 0 -
Changes in fair value of derivatives
1)
(194) - 40 - (233) - -
Periodisation of inventory hedging effect
1)
178 - - - 178 - -
Operating and administrative expenses 0 - - - - 0 -
Over-/underlift (144) (221) 78 - - - -
Gain/loss on sale of assets (9) - - - (9) - -
Adjusted total revenues and other income
1)
36,292 16,491 1,956 1,629 35,948 16 (19,748)
Purchases [net of inventory variation] (13,851) 0 (36) (0) (33,379) - 19,564
Adjusting items (34) - - - (50) - 16
Operational storage effects (50) - - - (50) - -
Eliminations 16 - - - - - 16
Adjusted purchases [net of inventory variation] (13,885) 0 (36) (0) (33,429) - 19,580
Operating and administrative expenses (2,404) (984) (370) (244) (957) (56) 206
Adjusting items 15 70 (3) 4 (56) - -
Over-/underlift 60 70 (10) - - - -
Other adjustments 6 - 6 - - - -
Gain/loss on sale of assets 4 - 0 4 - - -
Provisions (56) - - - (56) - -
Adjusted operating and administrative expenses (2,390) (914) (373) (240) (1,012) (56) 206
Depreciation, amortisation and net impairments (2,140) (1,202) (315) (362) (221) (1) (39)
Adjusting items (9) (0) (9) - - - -
Impairment (9) - (9) - - - -
Adjusted depreciation, amortisation and net
impairments
(2,149) (1,203) (324) (362) (221) (1) (39)
Exploration expenses (331) (45) (135) (151) - - -
Adjusting items 30 0 24 5 - - -
Impairment 30 0 24 5 - - -
Adjusted exploration expenses (301) (44) (111) (146) - - -
Net operating income/(loss) 17,733 14,482 982 872 1,456 (42) (17)
Sum of adjusting items
1)
(166) (152) 130 10 (170) 0 16
Adjusted earnings/(loss)
1)
17,566 14,330 1,111 881 1,286 (42) (1)
Tax on adjusted earnings
1)
(12,283) (11,121) (405) (21) (744) 7 (1)
Adjusted earnings/(loss) after tax
1)
5,283 3,210 707 861 542 (34) (1)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor second quarter 2023

Items impacting net operating income/(loss) in the
first quarter of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 29,224 12,044 1,548 1,015 28,889 (2) (14,271)
Adjusting Items (704) 99 6 - (807) (2) (0)
Changes in fair value of derivatives (803) 96 (89) - (809) - -
Periodisation of inventory hedging effect 25 - - - 25 - -
Over-/underlift 98 3 95 - - - -
Gain/loss on sale of assets (25) 1 - - (23) (3) (0)
Adjusted total revenues and other income 28,520 12,144 1,555 1,015 28,082 (4) (14,271)
Purchases [net of inventory variation] (11,235) (0) 16 - (25,358) - 14,107
Adjusting Items (27) - - - 15 - (42)
Operational storage effects 15 - - - 15 - -
Eliminations (42) - - - - - (42)
Adjusted purchases [net of inventory variation] (11,262) (0) 16 - (25,344) - 14,065
Operating and administrative expenses (3,025) (977) (659) (273) (1,178) (86) 148
Adjusting Items 176 1 217 - (51) 8 -
Over-/underlift (41) 1 (42) - - - -
Other adjustments 2 - - - - 2 -
Gain/loss on sale of assets 265 - 259 - - 6 -
Provisions (51) - - - (51) - -
Adjusted operating and administrative expenses (2,849) (976) (442) (273) (1,229) (78) 148
Depreciation, amortisation and net impairments (2,200) (1,115) (461) (357) (234) (1) (33)
Adjusting Items 2 - - - 2 - -
Impairment 2 - - - 2 - -
Adjusted depreciation, amortisation and net
impairments
(2,198) (1,115) (461) (357) (232) (1) (33)
Exploration expenses (246) (137) (64) (46) - - (0)
Adjusting Items 8 - 8 - - - -
Impairment 8 - 8 - - - -
Adjusted exploration expenses (238) (137) (55) (46) - - (0)
Net operating income/(loss) 12,517 9,816 382 340 2,118 (89) (49)
Sum of adjusting items (545) 100 232 - (841) 6 (42)
Adjusted earnings/(loss) 11,973 9,916 614 340 1,278 (83) (91)
Tax on adjusted earnings (8,459) (7,702) (284) (80) (424) 11 20
Adjusted earnings/(loss) after tax 3,514 2,214 330 260 854 (72) (72)

Equinor second quarter 2023

Items impacting net operating income/(loss) in the
first half of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 52,096 20,326 3,153 1,991 51,528 2 (24,905)
Adjusting items (443) (148) 1 - (296) 0 (0)
Changes in fair value of derivatives (441) 109 (92) - (457) - -
Periodisation of inventory hedging effect 184 - - - 184 - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift (164) (258) 94 - - - -
Gain/loss on sale of assets (23) 1 - - (23) (0) (0)
Adjusted total revenues and other income 51,653 20,178 3,154 1,991 51,232 3 (24,905)
Purchases [net of inventory variation] (22,102) (0) (84) - (46,453) - 24,434
Adjusting items 164 - - - 44 - 120
Operational storage effects 44 - - - 44 - -
Eliminations 120 - - - - - 120
Adjusted purchases [net of inventory variation] (21,939) (0) (84) - (46,409) - 24,554
Operating and administrative expenses

(5,806) (1,914) (1,095) (577) (2,351) (179) 310
Adjusting items 205 51 197 22 (78) 12 -
Over-/underlift (35) 51 (86) - - - -
Other adjustments 28 - - 22 - 6 -
Gain/loss on sale of assets 289 - 283 - - 6 -
Provisions (78) - - - (78) - -
Adjusted operating and administrative expenses

(5,602) (1,863) (897) (556) (2,429) (167) 310
Depreciation, amortisation and net impairments (4,443) (2,179) (926) (801) (457) (3) (77)
Adjusting items 13 - - - 4 - 9
Impairment 13 - - - 4 - 9
Adjusted depreciation, amortisation and net
impairments
(4,430) (2,179) (926) (801) (452) (3) (68)
Exploration expenses (176) (217) 110 (68) - - (0)
Adjusting items 8 - 8 - - - -
Impairment 8 - 8 - - - -
Adjusted exploration expenses (167) (217) 118 (68) - - (0)
Net operating income/(loss) 19,569 16,016 1,158 544 2,268 (180) (238)
Sum of adjusting items (53) (97) 207 22 (326) 13 129
Adjusted earnings/(loss) 19,516 15,919 1,365 566 1,942 (167) (109)
Tax on adjusted earnings (13,755) (12,338) (616) (132) (751) 19 64
Adjusted earnings/(loss) after tax 5,760 3,580 749 434 1,191 (148) (45)

Equinor second quarter 2023

Items impacting net operating income/(loss) in the
first half of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 72,852 35,166 3,290 2,898 71,929 134 (40,565)
Adjusting Items 29 (13) 517 - (388) (87) (1)
Changes in fair value of derivatives
1)
(290) (154) 354 - (489) - -
Periodisation of inventory hedging effect
1)
110 - - - 110 - -
Over-/underlift 305 142 164 - - - -
Gain/loss on sale of assets (97) - - - (9) (87) (1)
Adjusted total revenues and other income
1)
72,881 35,154 3,808 2,898 71,540 47 (40,566)
Purchases [net of inventory variation] (27,361) 0 (9) (0) (67,668) - 40,316
Adjusting Items (306) - - - (231) - (75)
Operational storage effects (231) - - - (231) - -
Eliminations (75) - - - - - (75)
Adjusted purchases [net of inventory variation] (27,666) 0 (9) (0) (67,899) - 40,242
Operating and administrative expenses (4,675) (1,799) (760) (465) (1,880) (97) 326
Adjusting Items (165) 2 (36) 4 (134) - -
Over-/underlift (41) 2 (43) - - - -
Change in accounting policy 6 - 6 - - - -
Gain/loss on sale of assets 4 - 0 4 - - -
Provisions (134) - - - (134) - -
Adjusted operating and administrative expenses (4,840) (1,798) (796) (461) (2,014) (97) 326
Depreciation, amortisation and net impairments (4,158) (1,802) (1,693) (150) (433) (2) (78)
Adjusting Items (324) (821) 1,030 (533) - - -
Impairment 1,030 - 1,030 - - - -
Reversal of impairment (1,354) (821) - (533) - - -
Adjusted depreciation, amortisation and net
impairments
(4,482) (2,624) (663) (682) (433) (2) (78)
Exploration expenses (534) (150) (216) (168) - - 0
Adjusting Items 76 4 65 6 - - -
Impairment 76 4 65 6 - - -
Adjusted exploration expenses (458) (146) (151) (161) - - 0
Net operating income/(loss) 36,125 31,414 613 2,117 1,948 35 (2)
Sum of adjusting items
1)
(690) (828) 1,576 (523) (753) (87) (75)
Adjusted earnings/(loss)
1)
35,435 30,586 2,189 1,594 1,195 (52) (78)
Tax on adjusted earnings
1)
(24,665) (23,722) (639) (34) (307) 10 27
Adjusted earnings/(loss) after tax
1)
10,770 6,864 1,550 1,560 888 (42) (50)
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section 'Use and
reconciliation of non-GAAP financial measures' in

the Supplementary disclosures.

Equinor second quarter 2023

Adjusted earnings after tax* by reporting
Quarters
Q2 2023 Q1 2023 Q2 2022
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 6,003 (4,636) 1,366 9,916 (7,702) 2,214 14,330 (11,121) 3,210
E&P International 751 (332) 419 614 (284) 330 1,111 (405) 707
E&P USA 226 (52) 173 340 (80) 260 881 (21) 861
MMP
1)
665 (328) 337 1,278 (424) 854 1,286 (744) 542
REN (84) 7 (77) (83) 11 (72) (42) 7 (34)
Other (18) 44 26 (91) 20 (72) (1) (1) (1)
Equinor group
1)
7,543 (5,297) 2,246 11,973 (8,459) 3,514 17,566 (12,283) 5,283
Effective tax rates on adjusted
earnings
1)
70.2% 70.6% 69.9%
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.
First half
2023 2022
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 15,919 (12,338) 3,580 30,586 (23,722) 6,864
E&P International 1,365 (616) 749 2,189 (639) 1,550
E&P USA 566 (132) 434 1,594 (34) 1,560
MMP
1)
1,942 (751) 1,191 1,195 (307) 888
REN (167) 19 (148) (51) 10 (41)
Other (109) 64 (45) (78) 27 (50)
Equinor group
1)
19,516 (13,755) 5,760 35,435 (24,665) 10,770
Effective tax rates on adjusted earnings
1)
70.5% 69.6%
1) MMP segment and Equinor group are restated due

to amended principles for adjusting items; 'changes

in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in

the section ‘Use and
reconciliation of non-GAAP financial measures’ in

the Supplementary disclosures.

Equinor second quarter 2023

Reconciliation of adjusted earnings

after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

First half
Q2 2023 Q1 2023 Q2 2022
(in USD million)
2023 2022
7,051 12,517 17,733 Net operating income/(loss) A 19,569 36,125
5,474 8,673 13,075 Income tax less tax on net financial items B 14,147 25,647
1,578 3,844 4,658 Net operating income after tax C = A-B 5,422 10,478
492 (545) (166) Items impacting net operating income/(loss)
1) 2)
D (53) (690)
(177) (215) (792) Tax on items impacting net operating income/(loss)
2)
E (391) (982)
2,246 3,514 5,283 Adjusted earnings after tax*
2)
F = C+D-E 5,760 10,770
323 1,189 2,023 Net financial items G 1,512 854
(72) (68) 81 Tax on net financial items H (140) 144
1,829 4,966 6,762 Net income/(loss) I = C+G+H 6,795 11,476
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated.

For more information, see Amended principles for

Adjusted earnings in the section ‘Use and

reconciliation of non-GAAP
financial measures’ in the Supplementary disclosures.
Quarters Change Adjusted exploration expenses* First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (in USD million) 2023 2022 Change
122 148 121 1% E&P Norway exploration expenditures 270 248 9%
63 61 115 (45%) E&P International exploration expenditures 124 159 (22%)
48 70 26 82% E&P USA exploration expenditures 117 77 53%
233 278 262 (11%) Group exploration expenditures 511 484 6%
(223) 82 58 N/A Expensed, previously capitalised exploration expenditures (141) 85 N/A
(81) (122) (19) >100% Capitalised share of current period's exploration activity (203) (110) 84%
0 8 30 (100%) Impairment (reversal of impairment) 8 76 (89%)
(71) 246 331 N/A Exploration expenses according to IFRS 176 534 (67%)

Equinor second quarter 2023

- (8) (30) (100%) Items impacting net operating income/(loss)
1)
(8) (76) (89%)
(71) 238 301 N/A Adjusted exploration expenses* 167 458 (64%)
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor second quarter 2023

Calculation of CFFO after taxes paid and net cash flow
Quarters Change Calculation of CFFO after taxes paid First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (in USD million) 2023 2022 Change
10,485 15,305 18,066 (42%)
Cash flows provided by operating activities before

taxes paid
and working capital items 25,789 38,122 (32%)
(10,841) (5,589) (8,386) (29%) Taxes Paid (16,430) (12,693) (29%)
(356) 9,716 9,680 N/A
Cash flow from operations after taxes

paid (CFFO after
taxes paid) 9,360 25,428 (63%)
Quarters Change Calculation of net cash flow First half
Q2 2023 Q1 2023 Q2 2022 Q2 on Q2 (in USD million) 2023 2022 Change
(356) 9,716 9,680 N/A
Cash flow from operations after taxes paid (CFFO

after taxes
paid) 9,360 25,428 (63%)
(803) (252) 168 N/A (Cash used)/received in business combinations (1,055) 168 N/A
(2,842) (2,051) (1,713) (66%)
Capital expenditures and investments

(4,893) (4,328) (13%)
(24) 63 29 N/A
(Increase)/decrease in other items interest-bearing

39 33 17%
71 47 77 (8%)
Proceeds from sale of assets and businesses

118 651 (82%)
(2,725) (2,861) (1,310) >(100%)
Dividend paid

(5,586) (1,893) >(100%)
(4,079) (461) (304) >(100%)
Share buy-back

(4,540) (742) >(100%)
(10,758) 4,201 6,628 N/A Net Cash Flow (6,558) 19,317 N/A

Equinor second quarter 2023

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 30 June At 31 December
(in USD million) 2023 2022
Shareholders' equity 49,719 53,988
Non-controlling interests 11 1
Total equity

A 49,730 53,989
Current finance debt and lease liabilities 5,891 5,617
Non-current finance debt and lease liabilities 24,704 26,551
Gross interest-bearing debt B 30,595 32,168
Cash and cash equivalents 19,650 15,579
Current financial investments 22,910 29,876
Cash and cash equivalents and financial investment

C 42,560 45,455
Net interest-bearing debt [9] B1 = B-C (11,966) (13,288)
Other interest-bearing elements

1)
2,521 6,538
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (9,445) (6,750)
Lease liabilities 3,471 3,668
Net interest-bearing debt adjusted* B3 (12,916) (10,417)
Calculation of capital employed*
Capital employed A+B1 37,764 40,701
Capital employed adjusted, including lease liabilities A+B2 40,285 47,239
Capital employed adjusted A+B3 36,814 43,571

Equinor second quarter 2023

Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (31.7%) (32.6%)
Net debt to capital employed adjusted, including lease

liabilities
(B2)/(A+B2) (23.4%) (14.3%)
Net debt to capital employed adjusted (B3)/(A+B3) (35.1%) (23.9%)
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.

Equinor second quarter 2023

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations; the commitment to develop as a broad energy company; the ambition to be a leading company in the energy transition
and reduce net group-wide greenhouse gas emissions; our ambitions to decarbonise; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy
transition plan; expectations regarding cash flow and returns from Equinor’s oil and gas portfolio; plans to develop fields;

expectations
and plans for renewables production capacity and investments in renewables and low carbon solutions;

expectations and plans
regarding development of renewables projects, CCUS and hydrogen businesses; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; organic capital
expenditures through 2026; expectations and estimates regarding production and development and execution of projects;
expectations regarding growth in oil and gas and renewable power production; estimates regarding tax payments; the ambition to
keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity
production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the
implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on
circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ
materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand
and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia’s invasion of Ukraine;
unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and
calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements
regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the
development and use of new technology; social and/or political instability, including as a result of Russia’s invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of
field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority
shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and
governmental regulations; adverse changes in tax regimes; the political and economic policies of

Norway and other oil-producing
countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems;
inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social
standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's
Integrated Annual Report for the year ended December 31, 2022 (including section 5.2

- Risk factors thereof). Equinor's 2022
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks
only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our
filings with the SEC. U.S. investors are urged to closely consider the disclosures in our

Annual Report on Form 20-F for the year
ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on
to www.sec.gov.

Equinor second quarter 2023

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes were restated in the first
quarter 2023 due to a change in the calculation methodology. See table below for further information.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 was restated in the first quarter of 2023 due to a change in the
definition and exclusion of LNG. This was done to report a realised European gas price that is comparable to relevant European
piped gas references/market prices. See table below for further information.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Liquid sales volume restatement (mmbl) Q1 2022 Q2 2022 Q3 2022 Q4 2022
First Half
2022
Full year
2022
Liquid sales volume (old) 185.5 180.5 182.9 191.2 366.0 740.1
Liquid sales volume (new) 211.6 195.4 196.8 212.1 407.0 815.9
Average invoiced gas price restatement (mmbtu) Q1 2022 Q2 2022 Q3 2022 Q4 2022
First Half
2022
Full year
2022
Average invoice gas price - Europe (old) 29.60 27.18 43.65 29.80 28.44 32.46
Realised piped gas price Europe (new) 30.25 27.43 44.37 29.84 28.90 32.84

Equinor second quarter 2023

Equinor second quarter 2023

Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 26 July, 2023
By: ___/s/ Torgrim Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer